United States securities and exchange commission logo





                            October 23, 2020

       Paul Spivak
       Chief Executive Officer
       US Lighting Group, Inc.
       1148 East 222nd St.
       Euclid, Ohio 44117

                                                        Re: US Lighting Group,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 28,
2020
                                                            File No. 000-55689

       Dear Mr. Spivak:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed September 28, 2020

       General

   1.                                                   Your registration
statement will become effective 60 days after you filed it with the
                                                        Commission and you will
then be responsible for filing reports required by the Securities
                                                        Exchange Act of 1934,
including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not
completed the review of your filing. If you cannot resolve the comments before that
time, you should consider withdrawing the filing before it becomes effective. You could
then refile when you are able to respond to the comments.
       Background, page 1

   2. You disclose on page 16 that the company acquired Intellitronix Corporation from the company's president and
shareholder and it appears from page 3 of exhibit 2.2 that Paul
                                                        Spivak was the seller.
Please clearly describe on pages 1 and 16 the relationship between
 Paul Spivak
US Lighting Group, Inc.
October 23, 2020
Page 2
         Intellitronix and Paul Spivak and disclose the material terms of the agreement filed as exhibit 2.2. Also, please provide an analysis as to whether Paul
Spivak is a    promoter    of
         the company within the meaning of Securities Act Rule 405. If so, please expand the disclosure in the appropriate section to provide the information required by Item
         404(c)(1)(ii) of Regulation S-K.
3. Please expand the disclosure in this section to discuss your previous status as a reporting company. Your history as a public company includes a registered public offering in 2014 and the reporting of periodic and current reports until 2016, after which you filed a Form
         15 and discontinued reporting.
Patents, page 4

4. Please disclose the duration of the two patents mentioned in this section. For guidance, refer to Item 101(h)(4)(vii) of Regulation S-K. Also, tell us the reasons that the company has not acquired the patents.
Directors and Executive Officers, page 14

5. Please revise your disclosure on page 15 regarding Paul Spivak to indicate clearly the name of employers, titles and dates of positions that he held during the past five years. To the extent Mr. Spivak does not work full time for the company, please provide an estimate of how much of the work week he devotes to the company.
6.       Please identify who is performing the functions of principal financial officer.
Certain Relationships and Related Transactions, and Director Independence, page
16

7. Please expand this section to discuss in greater detail the deferred compensation owed to the president, such as when the amount is to be repaid and the interest rate. Also, file as exhibits any written agreements concerning the deferred compensation. Market Price of and Dividends on the Registrant's Common Equity, page 17

8. Please disclose the high and low bid prices for your common stock for the two most recent quarterly periods. Please refer to Item 201(a)(1)(iii) of Regulation
S-K.
9. You disclose on pages 5 and 17 that you are a publicly traded company. You also disclose here that you are on the OTC Markets Group Inc. quotation venue under the trading
       symbol    USLG.    Please clarify that you will not be a fully public
reporting company until
       you have an effective registration statement under either the Securities Act or the
FirstName LastNamePaul Spivak
       Exchange Act. Please also disclose, if true, that your common stock is quoted on OTC
Comapany
       Pink.NameUS    Lighting
             Please caution     Group,on
                             investors Inc.
                                         the highly illiquid nature of an
investment in your
Octobercommon
         23, 2020stock.
                   Page 2
FirstName LastName
 Paul Spivak
FirstName LastNamePaul
US Lighting  Group, Inc. Spivak
Comapany
October 23,NameUS
            2020     Lighting Group, Inc.
October
Page 3 23, 2020 Page 3
FirstName LastName
Dividend Policy, page 18

10. Please reconcile your disclosure that the company "never declared or paid any cash dividends on its common stock" with the information in Item 2.01 of the Form 8-K filed by The Luxurious Travel Corp. on July 14, 2016 that the board of directors declared and paid a cash dividend.
Recent Sales of Unregistered Securities, page 18

11. Please revise the disclosure in this section about the total combined number of shares issued to consultants and employees during the periods presented to disclose the number of shares issued to consultants and the number of shares issued to employees during the respective periods. Also, revise the disclosure throughout this section about shares issued to consultants for "business development, sales promotion, introduction to new business opportunities, strategic analysis and sales and marketing activities" during each period to disclose in greater detail the type and amount of consideration for each material issuance during the respective periods. For example, where you refer to the consultants, disclose the nature of the consulting services.
Exhibits

12. Please file as exhibits the amended employment agreement, the loan agreements related to
         Mr. Spivak, the convertible secured note and the agreement to acquire the property mentioned on pages 15, 17, F-28 and F-30, respectively.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Kevin Stertzel,
Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Morgan E. Petitti, Esq.